UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road C., Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Effective Date of Action by Written Consent of Members

As previously reported in the Company’s definitive information statement relating to its 2014 annual meeting of members, on July 21, 2014, Feishang Group Limited, the holder of 14,480,593 common shares (constituting approximately 58.1% of the Company’s outstanding common shares as of the July 18, 2014 record date), executed a written consent in lieu of meeting of members to (a) elect Li Feilie and Ng Kin Sing as Class I Directors for a term ending immediately following the Company’s 2017 annual meeting of members, (b) confirm and ratify the 2014 Equity Compensation Plan and (c) ratify the appointment of Ernst & Young as the Company’s independent registered public accounting firm for the year ending December 31, 2014.

The written consent in lieu of meeting of members provides that the actions taken will become effective not less than 20 days following the date that the Company’s definitive information statement is first disseminated to members.

This Current Report is filed to disclose that the actions taken by members on July 21, 2014 became effective on September 3, 2014. The date these actions became effective is also deemed to be the date of the Company’s 2014 annual meeting of members.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: September 5, 2014	By:	/s/ Li Feilie
Li Feilie
Chairman and Chief Executive Officer

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